
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

February 23, 2005




05006151

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated February 23, 2005 [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

February 23, 2005

Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and the others from this April, and the personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved, at the ordinary meeting of the Board of Directors held today, as attached

I . The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31) : 6 persons
2) Newly Appointed Executive Officers (As of April 1) : 5 persons
3) Reappointment of Executive Officers(As of April 1) : 23 persons
4) Promotion in Executive Officers (As of April 1) : 15 persons
5) The Other Personnel Changes of Executive Officers (As of April 1)
6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June) : 5 persons
7) Retirement from Directors (After the Ordinary General Meeting of Shareholders in June) : 4 persons

II . The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1) : 12 persons
2) The Other Personnel Changes of Corporate Officers (As of April 1)

III . The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers and Corporate Officers (As of April 1)

IV. Organizational Change(As of April 1)

Reference materials :

I . Executive Officers(As of April 1)
II . Board Members(After the Ordinary General Meeting of Shareholders in June)

(Contact : Mitsuru Iba, General Manager,
Corporate Communications Department,03-5166-3089)

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

I . The personnel changes in Board Members and Executive Officers

1) Retirement from Executive Officers (As of March 31)

Name	As of April 1	Current
Shigemi Hiranuma	Director, Assistant to President and CEO	Director, Executive Vice President, General Manager of the Metal Products Business Unit
Atsushi Nishijo	Special Adviser	Executive Vice President, General Manager for the Americas, and Directors & President of Sumitomo Corporation of America
Kosaburo Morinaka	Director, Assistant to President and CEO	Director, Executive Vice President, General Manager of the Machinery & Electric Business Unit
Kenichi Nagasawa	Director, Assistant to President and CEO	Director, Senior Managing Executive Officer, General Manager of the Consumer Goods & Service Business Unit
Yuji Tamura	Adviser	Senior Managing Executive Officer, General Manager of the Kansai Regional Business Unit
Takaaki Shibata	Adviser	Managing Executive Officer, General Manager for Europe, CEO of SCEU Group, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc

2) Newly Appointed Executive Officers (As of April 1)

Name	As of April 1	Current
Takashi Kano	Executive Officer, General Manager of the Construction & Real Estate Division and General Construction Development & Coordination Department	Corporate Officer, General Manager of the Construction & Real Estate Division and General Construction Development & Coordination Department
Kuniharu Nakamura	Executive Officer, General Manager of the Corporate Planning & Coordination Department	Corporate Officer, General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit
Shinichi Sasaki	Executive Officer, General Manager of the Tubular Products Division	Corporate Officer, General Manager of the Tubular Products Division
Takuro Kawahara	Executive Officer, General Manager of the Legal Department	Corporate Officer, General Manager of the Legal Department
Yoshio Osawa	Executive Officer, General Manager of the Network Division	Corporate Officer, General Manager of the Network Division

3) Reappointment of Executive Officers(As of April 1)

All Executive Officers, except for the 6 persons who will retire from Executive Officers on March 31 and the 4 persons who were appointed newly last year, will be reappointed Executive Officers.

4) Promotion in Executive Officers (As of April 1)

Name	As of April 1	Current
Shuji Hirose	Director, Executive Vice President, General Manager of the Transportation & Construction Systems Business Unit	Director, Senior Managing Executive Officer, General Manager of the Transportation & Construction Systems Business Unit
Kenzo Okubo	Executive Vice President, General Manager of the Metal Products Business Unit	Senior Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2, and President of Sumisho Steel Corporation

Name	As of April 1	Current
Noriaki Shimazaki	Director, Executive Vice President, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group	Director, Senior Managing Executive Officer, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group
Nobuhide Nakaido	Director, Executive Vice President, General Manager of the Corporate Planning & Coordination Office	Director, Senior Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit
Tadahiko Mizukami	Director, Senior Managing Executive Officer, General Manager of the Financial & Logistics Business Unit	Director, Managing Executive Officer, General Manager of the Financial & Logistics Business Unit
Shizuka Tamura	Senior Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of the Corporation China Group of North China and Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.	Managing Executive Officer, General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of the Corporation China Group of North China and Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.
Katsuichi Kobayashi	Senior Managing Executive Officer, General Manager of the Chubu Regional Business Unit	Managing Executive Officer, General Manager of the Chubu Regional Business Unit
Susumu Kato	Director, Senior Managing Executive Officer, General Manager for the Americas, and Director & President of Sumitomo Corporation of America	Director, Managing Executive Officer, General Manager of the Corporate Planning & Coordination Office

Name	As of April 1	Current
Michio Ogimura	Senior Managing Executive Officer, General Manager of the Machinery & Electric Business Unit	Managing Executive Officer, Assistant General Manager of the Machinery & Electric Business Unit, and General Manager of the E & M New Business Development Division
Shingo Yoshii	Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit	Executive Officer, General Manager of the Media Division
Shuichi Mori	Managing Executive Officer, General Manager for Europe, CEO of SCEU Group, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	Executive Officer, General Manager of the Corporate Planning & Coordination Department
Kazuo Ohmori	Managing Executive Officer, Assistant General Manager of the Transportation & Construction Systems Business Unit, and General Manager of the Ship, Aerospace & Transportation Systems Division	Executive Officer, General Manager of the Ship, Aerospace & Transportation Systems Division
Kentaro Ishimoto	Managing Executive Officer, Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Food Business Division	Executive Officer, General Manager of the Foodstuff & Fertilizer Division
Shunichi Arai	Managing Executive Officer, General Manager of the Kansai Regional Business Unit	Executive Officer, Executive Vice President of Sumitomo Corporation of America <General Manager of the General Products and Real Estate Division and the Mineral Resources & Energy Unit>

Name	As of April 1	Current
Nobuo Kitagawa	Director, Managing Executive Officer, General Manager of the Chemical Business Unit	Director, Executive Officer, General Manager of the Chemical Business Unit

5) The Other Personnel Changes of Executive Officers (As of April 1)

Name	As of April 1	Current
Yoshi Morimoto	Managing Executive Officer, General Manager of the Consumer Goods & Service Business Unit	Managing Executive Officer, Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Textile Division
Michihisa Shinagawa	Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit	Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit and General Manager of the Energy Division, No.1
Kenji Kajiwara	Executive Officer, General Manager of the Lifestyle & Retail Business Division	Executive Officer, General Manager of the Retail & Consumer Services Division

6) Newly Appointed Directors (Proposed at the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Kenzo Okubo	Director, Executive Vice President, General Manager of the Metal Products Business Unit	Executive Vice President, General Manager of the Metal Products Business Unit
Michio Ogimura	Director, Senior Managing Executive Officer, General Manager of the Machinery & Electric Business Unit	Senior Managing Executive Officer, General Manager of the Machinery & Electric Business Unit
Yoshi Morimoto	Director, Managing Executive Officer, General Manager of the Consumer Goods & Service Business Unit	Managing Executive Officer, General Manager of the Consumer Goods & Service Business Unit

Name	New	As of April 1
Michihisa Shinagawa	Director, Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit	Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit
Shingo Yoshii	Director, Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit	Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit

7) Retirement from Directors (after the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Shigemi Hiranuma	Special Adviser	Director, Assistant to President and CEO
Kosaburo Morinaka	Special Adviser	Director, Assistant to President and CEO
Kenichi Nagasawa	Adviser	Director, Assistant to President and CEO
Susumu Kato	Senior Managing Executive Officer, General Manager for the Americas, and Director & President of Sumitomo Corporation of America	Director, Senior Managing Executive Officer, General Manager for the Americas, and Director & President of Sumitomo Corporation of America

II. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1)

Name	As of April 1	Current
Kazuhiro Atsushi	(Re-Employment) Corporate Officer, General Manager of the Iron & Steel Division, No.1	(President of Sumisho Metalex Corporation)
Yasuhisa Iwanaga	Corporate Officer, President of Sumitomo Corporation Taiwan Ltd.	President of Sumitomo Corporation Taiwan Ltd.
Masao Tetsuya	Corporate Officer, Managing Director of Sumitomo Corporation (Singapore) Pte. Ltd.	Managing Director of Sumitomo Corporation (Singapore) Pte. Ltd.
Masatoshi Adachi	Corporate Officer, General Manager of the Non-Ferrous Products & Metals Division	Assistant to General Manager of the Non-Ferrous Products & Metals Division
Takeshi Sato	Corporate Officer, General Manager of the Planning & Administration Department, Consumer Goods & Service Business Unit	General Manager of the Planning & Administration Department, Consumer Goods & Service Business Unit
Michihiko Kanegae	Corporate Officer, President Director of PT.Sumitomo Indonesia Jakarta, and supervisor of Sumitomo Corporation Jakarta Project Coordination Office	President Director of PT.Sumitomo Indonesia Jakarta, and supervisor of Sumitomo Corporation Jakarta Project Coordination Office
Ryoji Araki	Corporate Officer, Sumitomo Corporation of America, <General Products & Real Estate Division>, and Treadways Corporation	Sumitomo Corporation of America, <General Products & Real Estate Division>, and Treadways Corporation
Jiro Miyata	Corporate Officer, General Manager for South America, President of Sumitomo Corporation do Brasil S.A.< General Manager of Porto Alegre Office and Recife Office>, and President of Sumitomo Corporation Argentina S.A	General Manager for South America, President of Sumitomo Corporation do Brasil S.A.< General Manager of Porto Alegre Office and Recife Office>, and President of Sumitomo Corporation Argentina S.A.

Name	As of April 1	Current
Toru Furihata	Corporate Officer, General Manager of the Mineral Resources Division No.2	General Manager of the Coal Department
Kihachiroh Kawaguchi	Corporate Officer, General Manager of the Accounting Controlling Department	General Manager of the Accounting Controlling Department
Takechiyo Tanaka	Corporate Officer, General Manager of the Human Resources Department	General Manager of the Human Resources Department
Masatoshi Hayashi	Corporate Officer, General Manager of the Planning & Administration Department, Media, Electronics & Network Business Unit	General Manager of the Planning & Administration Department, Media, Electronics & Network Business Unit

2) The Other Personnel Changes in Corporate Officers (as of April 1)

Name	As of April 1	Current
Yutaka Takagi	Corporate Officer, Assistant to General Manager of the Electronics Division, and President of Sumitronics Corporation	Corporate Officer, General Manager of the Electronics Division and Electronics Department, and President of Sumitronics Corporation
Hiroki Hachiya	Corporate Officer, Assistant to General Manager of the Lifestyle & Retail Business Division, and Chairman & President of Otto-Sumisho Inc.	Corporate Officer, Assistant to General Manager of the Retail & Consumer Services Division, and Chairman & President of Otto-Sumisho Inc.
Goichi Orita	Corporate Officer, Deputy General Manager of the Lifestyle & Retail Business Division	Corporate Officer, Assistant General Manager of the Kansai Regional Business Unit
Haruhiko Miki	Corporate Officer, General Manager of the Iron & Steel Division,No.2, and President of Sumisho Steel Corporation	Corporate Officer, General Manager of the Iron & Steel Division, No.1, and President of Sumisho Tekko Hanbai. Co. Ltd

Name	As of April 1	Current
Takayuki Kameoka	Corporate Officer, General Manager of the Planning & Administration Department, Metal Products Business Unit, and the Metal Products IT Solution Department	Corporate Officer, General Manager of the Non-Ferrous Products & Metals Division, the Planning & Administration Department, Metal Products Business Unit, and the Metal Products IT Solution Department
Mitsuhiko Yamada	Corporate Officer, General Manager of the Mineral Resources Division No.1	Corporate Officer, General Manager of the Mineral Resources Division
Ryoji Nagao	Corporate Officer, Deputy General Manager of the Iron & Steel Division,No.2	Corporate Officer, General Manager of the Metal Products for Automotive Industries Division
Minoru Uemura	Corporate Officer, General Manager of the Energy Division	Corporate Officer, Assistant to General Manager of the Energy Division, No.1, and LNG Japan Corporation
Tetsu Tsuji	Corporate Officer, Deputy General Manager of the Lifestyle & Retail Business Division, and President of Sumisho Interior International Inc.	Corporate Officer, Deputy General Manager of the Textile Division, and President of Sumisho Interior International Inc.
Yoshito Horiuchi	Corporate Officer, General Manager of the Basic & Performance Chemicals Division	Corporate Officer, General Manager of the Plastics & Organic Chemicals Division
Naoki Hidaka	Corporate Officer, General Manager of the Metal Products for Automotive Industries Division	Corporate Officer, Sumitomo Corporation of America, <General Manager of Chicago Office and the Rolled Steel Division>
Kazuhiro Takeuchi	Corporate Officer, Executive Vice President and CFO of Sumitomo Corporation of America <General Manager of the Mineral Resources & Energy Unit>, and Assistant General Manager for Americas	Corporate Officer, CFO of Sumitomo Corporation of America, and Assistant General Manager for Americas

Name	As of April 1	Current
Kazuhiko Yamazaki	Corporate Officer, General Manager for South East Asia	Corporate Officer, President of Sumitomo Corporation Thailand, Ltd. and Sumi-Thai International Limited
Shigeru Ohashi	Corporate Officer, General Manager of the Media Division	Corporate Officer, Assistant to General Manager of the Media Division, and Jupiter Programming Co., Ltd., and President of Jupiter Shop Channel Co.,Ltd.
Masayuki Doi	Corporate Officer, General Manager of the E & M New Business Development Division	Corporate Officer, General Manager of the Energy Division, No.2
Hiroaki Fujio	Corporate Officer, General Manager of the Iron & Steel Division, No.3, Steel Semi-Finished Products Department and Electrical Steel Sheet & Tin Mill Products Department	Corporate Officer, Deputy General Manager of the Iron & Steel Division, No.2, General Manager of the Steel Sheet & Strip International Trade Dept., No.3, and Sumisho Steel Corporation
Kazuyuki Inoue	Corporate Officer, General Manager of the Electronics Division	Corporate Officer, Sumitomo Corporation of America, <General Manager of Los Angels Office, the Media, Electronics & Network Business Division and the Machinery & Electric Division No.1 >, and Presidio Venture Partners, LLC, and Sumitronics Inc.
Takahiro Yoshikawa	Corporate Officer, General Manger of the Life Science Division	Corporate Officer, General Manger of the Performance Chemicals Division

III. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers , and Corporate Officers (As of April 1)

Name	As of April 1	Current
Kyosuke Takaishi	Assistant General Manager of the Human Resources Development & Information Management Group	General Manager of the Kyushu Okinawa Regional Business Unitm and President of Sumisho Management Kyushu Corporation
Keisuke Kishigami	Assistant to General Manager of the Iron & Steel Division, No.1, and President of Sumisho Tekko Hanbai. Co. Ltd.	Assistant General Manager of the Kansai Regional Business Unit
Osamu Ishimura	General Manager of the Railway Products, Forging & Casting Department	Assistant to General Manager of the Iron & Steel Division, No.1, and Summit Plate Management Corporation, and Assistant to General Manager of the Plate & Project Department
Akisuke Ido	Assistant to General Manager of the Non-Ferrous Products & Metals Division, and President of Sumisho Metalex Corporation	Deputy General Manager of the Non-Ferrous Products & Metals Division
Yutaka Iwasaki	General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit	Deputy General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit, and Sumisho Pocket Finance Corporation
Masayoshi Tominaga	General Manager of the Motor Vehicles Department, No.3	Assistant to General Manager of the Motor Vehicles Department, No.3
Hitoshi Suzuki	General Manager of the Electronics Department	Assistant to General Manager of the Electronics Division, and Sumitronics Corporation

Name	As of April 1	Current
Toshinori Minamino	General Manager of the Coal Department	Deputy General Manager of the Coal Department
Toshio Yoshimoto	General Manager of the Kyushu Okinawa Regional Business Unit, and President of Sumisho Management Kyushu Corporation	Chairman & Managing Director of Sumitomo Corporation India Private Limited
Kimio Fukushima	President of Sumitomo Corporation Thailand, Ltd., and Sumi-Thai International Limited	General Manager of the Motor Vehicles Department, No.3
Toshihiko Miyazaki	Chairman & Managing Director of Sumitomo Corporation India Private Limited	Assistant to General Manager of the Planning & Administration Department, Machinery & Electric Business Unit
Toshihiko Kaji	Sumitomo Corporation of America, <General Manager of Chicago Office and the Rolled Steel Division>	General Manager of the Railway Products, Forging & Casting Department
Yoshihiro Fujiura	Sumitomo Corporation of America, <General Manager of the Machinery & Electric Division No.2, Machinery & Electric Division No.1 and Media, Electronics & Network Business Division>	Sumitomo Corporation of America, <General Manager of the Machinery & Electric Division No.2>
Tsutomu Akimoto	Sumitomo Corporation of America, <Machinery & Electric Division No.1, and General Manager of Los Angels Office >	Sumitomo Corporation of America, <Los Angels Office, and Machinery & Electric Division No.1>
Masaaki Kokubo	Sumitomo Corporation of America, <General Manager of the General Products & Real Estate Division>	Assistant to General Manager of the Retail & Consumer Services Division, and Sumisho Drugstores, Inc

IV. Organizational Change(As of April 1)

<Metal Products Business Unit>


Iron & Steel Division, No.2
Iron & Steel Division, No.3
Metal Products for Automotive Industries Division
Iron & Steel Division, No.2
Metal Products for Automotive Industries Division

<Chemical Business Unit>


Basic & Performance Chemicals Division
Life Science Division
Performance Chemical Division
Plastics & Organic Chemicals Division

<Mineral Resources & Energy Business Unit>


Mineral Resources Division, No.1
Mineral Resources Division, No.2
Energy Division
Mineral Resources Division
Energy Division, No.1
Energy Division, No.2

<Consumer Goods & Service Business Unit>


Food Business Division
Lifestyle & Retail Business Division
Foodstuff & Fertilizer Division
Textile Division
Retail & Consumer Services Division

<Overseas Organization>

We set up a new organization, "General Manager for South East Asia", which is resposible for all offices in South East Asia.

(End)

<Reference materials>

I . Executive Officers (As of April 1)

<○ : Representative Director>

<● : Proposed to be appointed as a Representative Director at the Ordinary General Meeting of Shareholders scheduled for this coming June>

<△ : Retired from Directors after the Ordinary General Meeting of Shareholders scheduled for this coming June>

Position	Name		
President and CEO	Motoyuki Oka		○
Executive Vice President	Shuji Hirose	General Manager of the Transportation & Construction Systems Business Unit	○
	Kenzo Okubo	General Manager of the Metal Products Business Unit	●
	Noriaki Shimazaki	Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group	○
	Nobuhide Nakaido	General Manager of the Corporate Planning & Coordination Office	○
Senior Managing Executive Officer	Tadahiko Mizukami	General Manager of the Financial & Logistics Business Unit	○
	Shizuka Tamura	General Manager for China, CEO of the Sumitomo Corporation China Group, General Manager of the Corporation China Group of North China and Beijing Office, and President of Sumitomo Corporation (China) Holding Ltd.	
	Katsuichi Kobayashi	General Manager of the Chubu Regional Business Unit	
	Susumu Kato	General Manager for the Americas and Director & President of Sumitomo Corporation of America	△
	Michio Ogimura	General Manager of the Machinery & Electric Business Unit	●

Position	Name		
Managing Executive Officer	Hisahiko Arai	General Manager of the Materials & Real Estate Business Unit	○
	Yoshi Morimoto	General Manager of the Consumer Goods & Service Business Unit	●
	Makoto Shibahara	Assistant General Manager of the Financial & Logistics Business Unit and General Manager of the Financial Service Division	
	Michihisa Shinagawa	General Manager of the Mineral Resources & Energy Business Unit	●
	Shingo Yoshii	General Manager of the Media, Electronics & Network Business Unit	●
	Shuichi Mori	General Manager for Europe, CEO of SCEU Group Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	
	Kazuo Omori	Assistant General Manager of the Transportation & Construction Systems Business Unit, and General Manager of the Ship, Aerospace & Transportation Systems Division	
	Kentaro Ishimoto	Assistant General Manager of the Consumer Goods & Service Business Unit, and General Manager of the Food Business Division	
	Shunichi Arai	General Manager of the Kansai Regional Business Unit	
	Nobuo Kitagawa	General Manager of the Chemical Business Unit	○

Position	Name		
Executive Officer	Yoshihiko Shimazu	General Manager for CIS, and Assistant General Manager for Europe, and General Manager of the Moscow Office	
	Kenji Kajiwara	General Manager of the Lifestyle & Retail Business Division	
	Makoto Sato	General Manager of the Motor Vehicles Business Division	
	Toyosaku Hamada	General Manager of the Financial Resources Management Group	
	Tsuneo Naito	General Manager of the Logistics & Insurance Business Division	
	Takahiro Moriyama	General Manager of the Power & Energy Project Division	
	Ichiro Miura	General Manager of the Human Resources Development & Information Management Group	
	Takashi Kano	General Manager of the Construction & Real Estate Division, and the General Construction Development & Coordination Department	
	Kuniharu Nakamura	General Manager of the Corporate Planning & Coordination Department	
	Shinichi Sasaki	General Manager of the Tubular Products Division	
	Takuro Kawahara	General Manager of the Legal Department	
	Yoshio Osawa	General Manager of the Network Division	

II . Board Members(After the Ordinary General Meeting of Shareholders in June)

	Name
Representative Director, Chairman of the Board of Directors	Kenji Miyahara
Representative Director, President & CEO	Motoyuki Oka
Representative Director, Executive Vice President	Shuji Hirose
Representative Director, Executive Vice President	Kenzo Okubo
Representative Director, Executive Vice President	Noriaki Shimazaki
Representative Director, Executive Vice President	Nobuhide Nakaido
Representative Director, Senior Managing Executive Officer	Tadahiko Mizukami
Representative Director, Senior Managing Executive Officer	Michio Ogimura
Representative Director, Managing Executive Officer	Hisahiko Arai
Representative Director, Managing Executive Officer	Yoshi Morimoto
Representative Director, Managing Executive Officer	Michihisa Shinagawa
Representative Director, Managing Executive Officer	Shingo Yoshii
Representative Director, Managing Executive Officer	Nobuo Kitagawa